



03051795
RECEIVED
JUL 2 2 2003
155
SECTION

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UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/01/02 (MM/DD/YY) AND ENDING 5/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hoefer & Arnett, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Market Street, Suite 1800
(No. and Street)

San Francisco, Ca 94105
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob L Arnett (415) 362-7111
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shipp, William Weldon
(Name — if individual, state last, first, middle name)

1964 Mountain Blvd Suite 199 Oakland, Ca 94611
(Address) (City) (State) (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 29 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form ...

OATH OR AFFIRMATION

I, Bob L Arnett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hoefer & Arnett, Incorporated, as of May 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of San Francisco
Subscribed and sworn (or affirmed) to before me this 30th day of June, 2003
Priti Parikh
(Signature of Notary)
Notary Public

Signature Bob L. Arnett

Chairman
Title


PRITI PARIKH
Comm. # 1413003
NOTARY PUBLIC - CALIFORNIA
City & County of San Francisco
My Comm. Expires May 18, 2007

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM WELDON SHIPP
CERTIFIED PUBLIC ACCOUNTANT

DALLAS YOUNG BUILDING
1964 MOUNTAIN BOULEVARD, SUITE 199
OAKLAND, CA 94611
(510) 339-8955

Independent Auditor's Report

Board of Directors
Hoefer and Arnett, Inc.

I have audited the accompanying statement of financial condition of Hoefer and Arnett, Inc. as of May 31, 2003, and the related statement of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material missstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hoefer and Arnett, Inc. as of May 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I-IV is presented for the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



William Weldon Shipp

July 11, 2003

HOEFER & ARNETT, INC.
STATEMENT OF FINANCIAL CONDITION
May 31, 2003

Assets	
Cash	$ 208,162
Accounts receivable	124,650
Commissions receivable	429,009
Receivable from clearing organization	1,922,448
Inventory of securities, at market (Note 1)	677,005
Prepaid expenses and other	211,642
Furniture, equipment & leasehold Improvements at cost $580,483 Net of accumulated Amortization & Depreciation of $357,315 (Note 1)	223,168
Total Assets	$3,796,084
Liabilities	
Accounts payable	$1,341,537
401k profit sharing plan payable (Note 5)	80,905
Securities sold, not purchased, At market (Note 1)	146,373
Income taxes payable (Notes 1 & 4)	24,291
Liability Subordinated to Claims Of General Creditors (Note 6)	880,000
Total Liabilities	$2,473,106
Stockholders' Equity	
Common Stock, no par value: Authorized 100,000 shares, Issued 2064 shares	$ 615,446
Retained Earnings	707,532
Total Stockholders' Equity	$1,322,978
Total Liabilities and Stockholders' Equity	$3,796,084

The accompanying notes are an integral part of these financial statements.

HOEFER & ARNETT, INC.
STATEMENT OF INCOME
For Year Ended May 31, 2003

Revenues	
Commission income	$4,755,557
Investment & trading income	1,904,491
Financial consulting	2,001,100
Investment banking	1,247,757
Mutual funds	15,890
Syndication income & Underwriting fees	768,287
Dividends & Interest	252,240
Other	53,880
Total Revenues	$10,999,202
Expenses	
Employee compensation	$6,106,495
Payroll taxes	263,423
Employee benefits	427,135
Securities clearance	1,125,951
Interest Expense	57,681
Regulatory fees & expenses	251,758
Occupancy expenses (Note 2)	696,712
Depreciation (Note 1)	63,815
Communication expenses	969,630
Travel & Entertainment	393,025
Promotional expenses	173,551
Professional services	215,119
Miscellaneous	15,412
Other expense – legal settlement	120,000
-- moving expense	81,706
Total Expenses	$10,961,413
Income <loss> before income taxes	$ 37,789
Income taxes	$ 20,000
Net Income <loss>	$ 17,789
Earnings per share	$ 3.77

The accompanying notes are an integral part of these financial statements.

HOEFER & ARNETT, INC.
STATEMENT OF CASH FLOWS
For Year Ended May 31, 2003

Cash flows from operating activities:		
Net Income <loss> (see Footnote) *	$ 17,789	
Add (Deduct) to reconcile net income to net cash increase		
Depreciation expense	$ 63,815	
Accounts receivable decrease	222,253	
Commissions receivable decrease	2,020	
Receivables from clearing org. increase	< 696,279>	
Inventory of securities decrease	894,272	
Prepaid expenses & other increase	< 43,553>	
Accounts payable decrease	<277,630>	
401k profit sharing payable increase	8,479	
Securities sold, not purchased decrease	<54,129>	
Income taxes payable increase	13,312	
Net Cash inflows from Operating activities		$ 150,349
Cash flows from investing activities:		
Cash outflows:		
Computer Equipment purchase	$<92,564>	
Furniture Purchased	<58,423>	
Leasehold Improvement Purchased	<28,847>	
Net cash outflow from investing activities		$ < 179,984>
Cash flow from financing activities:		
Cash inflows:		
Common stock sold	$ 142,913	
	$ 142,913	
Cash outflows:		
Common stock redeemed	$<47,427>	
	$<47,427>	
Net cash inflows from financing activities		$ 95,486
Net increase (decrease) in cash during year		$ 65,851
Cash balance Beginning of Year		$ 142,311
Cash balance End of Year		$ 208,162

*Includes income taxes paid $6,690 and interest paid $57,681.
The accompanying notes are an integral part of these financial statements.

HOEFER & ARNETT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

May 31, 2003

	Common Stock	Retained Earnings	Stockholders' Equity
Balance May 31, 2002	$519,960	$689,743	$1,209,703
Common Stock Sold	142,913		142,913
Common Stock Redeemed	<47,427>		<47,427>
Net Income <loss>	______	17,789	17,789
Balance May 31, 2003	$ 615,446	$ 707,532	$ 1,322,978

The accompanying notes are an integral part of these financial statements.

HOEFER & ARNETT, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

May 31, 2003

Balance May 31, 2002	$880,000
Balance May 31, 2003	$880,000

The accompanying notes are an integral part of these financial statements.

HOEFER & ARNETT, INC.
NOTES TO FINANCIAL STATEMENTS
May 31, 2003

Note 1 Summary of Significant Accounting Policies

Hoefer & Arnett, Inc., a securities broker-dealer, was incorporated in the State of California June 9, 1982, and became a member of the NASD November 3, 1982. The company is licensed in forty-two states and the District of Columbia.

Securities transactions are reflected in these financial statements as of the trade date for principal transactions and agency transactions. Commission income and expense is recorded in these financial statements as of the trade date also.

Trading and investment securities are valued at market value. Securities not readily marketable are valued at fair value determined by the board of directors. The resulting difference between fair value and market value, is included in income.

Hoefer & Arnett receive financial consulting income to cover the cost of certain salaried personnel and other expenses that it provides for the related party.

Depreciation of office furniture and equipment is provided on a straight line basis using an estimated useful life of three and five years. Amortization of leasehold improvements is provided on a straight line basis over the lease life of five years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 Operating Lease

The Company leases home office space under a lease dated May 8, 2002. The lease expires on May 31, 2012. The monthly minimum rental cost is $28,207 for lease years 1-5 and $29,922 for lease years 6-10. The Company also leases branch office spaces at $8,245 per month. These leases expire yearly.

Note 3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15C3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to new capital, both as defined, shall not exceed 1500% of net capital. At May 31, 2003, the Company had net capital of $1,520,870, which was $999,870 in excess of the required net capital of $521,000. The Company's net capital ratio was 95.

HOEFER & ARNETT, INC.
NOTES TO FINANCIAL STATEMENTS (Cont'd.)
May 31, 2003

Note 4 Income Taxes

Income taxes consist of the following:

	Current	Prior	Prepaid	Payable
State	$ 7,000	$ 5,800	<4,686>	$ 17,486
Federal	13,000	10,000	$ 22,295	705
City			<6,100>	6,100
Totals	$ 20,000	$15,800	$ 11,509	$ 24,291

Note 5 401k Profit Sharing Plan

The Company established a profit sharing plan effective with the fiscal year ending May 31, 1989. The Company amended the plan effective June 1, 2001 to provide for salary reduction provisions in accordance with Section 401k of the Internal Revenue Code. All employees are eligible if working more than 1000 hours yearly and having two years of employment. Each individual account contains immediate vesting. Annual contributions to the plan are determined by the plan and the Board of Directors. The accrued contribution for the year ended May 31, 2003 is $80,905.

Note 6 Related Party Transactions

The Company is liable to three Stockholders in the amount of $293,333 each for Senior Subordinated Loan Agreements, with interest at 5 ½ %. The notes mature July 31, 2008. The NASD has accepted these Senior Subordination Agreements effective April 30, 1998. In addition, the Company has entered into a $3,000,000 Junior Subordinated Revolving Credit Agreement with their clearing broker, effective January 1, 2000. It has been accepted by the NASD and is due December 31, 2003. It is not presently in use.

Note 7 Contingent Liabilities

The Company is presently not contingently liable as a defendant in any lawsuits.

HOEFER & ARNETT, INC.
COMPUTATION OF NET CAPITAL
May 31, 2003

Schedule I

1	Total Ownership Equity (o/e)	$1,322,978
2	Deduct o/e not allowable for net capital	
3	Total o/e qualified for net capital	$1,322,978
4	Add:	
	a. Allowable subordinated liabilities	$ 880,000
	b. Other deductions or credits	
	Description Amount	
5	Total cap and allowable subloans	$2,202,978
6	Deductions &/or charges	
	a. Total non-allowable assets	$ 579,560
	b. Secured demand note deficiency	
	c. Cap chrgs for spot & commodity futures	
	d.. Other deductions &/or charges	
7	Other additions &/or allowable credits	
	Description Amount	
		<579,560>
		$1,623,418
8	Net capital before haircuts	
9	Haircuts on securities:	
	a. Contractual commitments	
	b. Subordinated debt	
	c. Trading and investment sec:	
	1. Exempted securities	
	2. Debt securities	
	3. Options	
	4. Other securities	$102,548
	d. Undue concentration	
	e. Other	
	Description Amount	
	Money Market Funds	
		<102,548>
10	Net Capital	$1,520,870

HOEFER & ARNETT, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
May 31, 2003

Schedule II

11	Minimum net capital required (based on aggregate indebtedness) 6 2/3% x Line 19	$ 96,448
12	Minimum dollar requirement	521,000
13	Net Cap requirement (greater of Line 11 or 12)	521,000
14	Excess net capital (Line 10 – Line 13)	999,870
15	Exc net cap @ 1000% (net cap – 10% of AI)	1,376,196

Computation of Aggregate Indebtedness

16	Total AI liab from Balance Sheet	1,446,733
17	Add: a. Drafts for immediate credit b. Mkt val of sec borrowed where no Equiv value is paid or credited c. Other unrecorded amounts Description Amount	
17	Total Aggregate Indebtedness	$ 1,446,733
20	Ratio of AI/NC	95
21	Percentage of debt to debt equity	-0-

HOEFER & ARNETT, INC.
EXEMPTIONS UNDER SEC RULE 15c3-3
As of May 31, 1998 Restated
May 31, 2003

Schedule III

EXEMPTIVE PROVISIONS:

25 If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an "X":

A (k) (1) -- Limited business (mutual funds and/or variable annuities only)

B (k) (2) (i) "Special Account for Exclusive Benefit of Customers" maintained.

C (k) (2) (ii) All customer transactions cleared through another broker-dealer on a fully disclosed basis. X

Clearing Firm SEC #s	Product Code	
8-16267	All	Paine Webber

D (k) (3) Exempted by order of the commission

HOEFER & ARNETT, INC.
RECONCILIATION OF NET CAPITAL COMPUTATIONS
May 31, 2003

Schedule IV

	May 31, 2003
Net Capital per Broker Dealer Part II Focus Report	$1,520,870
Add:	
Net Capital per Audit computation	$1,520,870

WILLIAM WELDON SHIPP
CERTIFIED PUBLIC ACCOUNTANT

DALLAS YOUNG BUILDING
1964 MOUNTAIN BOULEVARD, SUITE 199
OAKLAND, CA 94611
(510) 339-8955

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Hoefer and Arnett, Inc.

I have examined the financial statements of Hoefer and Arnett, Inc. for the year ended May 31, 2003 and have issued my report thereon dated July 11, 2003. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Hoefer and Arnett, Inc. that I considered relevant to the objectives stated in rule 17a-5 (g) (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11). I did not review the practices and procedures followed by the Company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulations T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a(5) (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Hoefer and Arnett, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at May 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.



William Weldon Shipp

July 11, 2003